SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

LCNB Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

50181P100

(CUSIP Number)

John C. Lame

8805 Tamiami Trail N. #128

Naples, FL 34108

Telephone: (513) 235-6982

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 695,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 695,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.59% (2)
14	TYPE OF REPORTING PERSON OO

(1)

695,000 shares of common stock owned by the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018, a Florida trust, of which John C. Lame and Susan K. Lame serve as joint trustees and share voting and dispositive power with regard to the shares held by the trust.

(2)

Based upon 12,433,328 shares outstanding as of September 30, 2021, according to the information contained in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2021.

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,580 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 144,580 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,580 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16% (2)
14	TYPE OF REPORTING PERSON OO

(1)	John C. Lame is the trustee of the John C. Lame IRA and in such capacity has the right to vote and dispose of the securities held by the IRA.
(2)	Based upon 12,433,328 shares outstanding as of September 30, 2021, according to the information contained in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021.

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame Roth Contributory IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,170 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 83,170 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,170 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .67% (2)
14	TYPE OF REPORTING PERSON IN

(1)	John C. Lame is the trustee of the John C. Lame Roth Contributory IRA and in such capacity has the right to vote and dispose of the securities held by the Roth IRA.
(2)	Based upon 12,433,328 shares outstanding as of September 30, 2021, according to the information contained in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021.

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Susan K. Lame Roth Contributory IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,450 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 48,450 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,450 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .39% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Susan K. Lame is the trustee of the Susan K. Lame Roth Contributory IRA and in such capacity has the right to vote and dispose of the securities held by the Roth IRA.
(2)	Based upon 12,433,328 shares outstanding as of September 30, 2021, according to the information contained in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021.

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Susan K. Lame IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,125 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,125 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,125 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .45% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Susan K. Lame is the trustee of the Susan K. Lame IRA and in such capacity has the right to vote and dispose of the securities held by the IRA.
(2)	Based upon 12,433,328 shares outstanding as of September 30, 2021, according to the information contained in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021.

CUSIP No. 50181P100

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, without par value, of LCNB Corp., an Ohio corporation (the “Issuer”). The Issuer’s principal executive office is located at 2 North Broadway, Lebanon, Ohio 45036.

Item 2.	Identity and Background

This Schedule 13D is jointly filed by John C. Lame and Susan K. Lame, Mr. Lame’s spouse, in their capacities as co-trustees of the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018 (the “Trust”); the John C. Lame IRA; the John C. Lame Roth Contributory IRA (the “John Lame Roth IRA”); the Susan K. Lame IRA; and the Susan K. Lame Roth Contributory IRA (the “Susan Lame Roth IRA”) (collectively, the “Reporting Persons”). Item 2 is amended by the filing of this Amendment No. 3 to add the Susan K. Lame IRA as a Reporting Person. Amendment No. 3 also amends Amendment No. 2 by reporting that 55,000 shares of Issuer’s stock attributed to John Lame’s IRA were beneficially owned by Susan Lame’s IRA.

Mr. Lame is a citizen of the United States and his principal occupation is Chief Executive Officer of Untapped, LLC, a limited liability company. The principal business of Untapped, LLC is life guidance and wealth coaching.

Ms. Lame is a citizen of the United States and her principal occupation is special projects manager, Untapped, LLC. The principal business of Untapped, LLC is life guidance and wealth coaching.

The Trust is an irrevocable trust established by John C. Lame and Susan K. Lame as a testamentary trust for estate planning purposes. The John C. Lame IRA, the John Lame Roth IRA, the Susan K. Lame IRA, and the Susan Lame Roth IRA are retirement accounts established by Mr. and Mrs. Lame.

The address of each Reporting Person for purposes of this filing is: 8805 Tamiami Trail N. #128, Naples, Florida 34108.

By virtue of these relationships and pursuant to the beneficial ownership rules of the SEC, the Reporting Persons may be deemed to be members of a group.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Trust purchased shares of the Issuer’s common stock using Trust funds. Commencing August 2, 2021, some of the shares purchased by the Trust were purchased through a margin account with Charles Schwab & Co., Inc. Shares of the Issuer’s common stock held in the Trust margin account are held as collateral for repayment of the margin debt, and accordingly an indeterminate portion of the margin debt at any given point in time is attributable to the Issuer’s common stock held by the Trust. With the exception of 26,000 shares transferred for no consideration from the Susan K. Lame IRA to the Susan Lame Roth IRA on January 10, 2022, shares of the Issuer’s common stock held directly by the Trust, the John C. Lame IRA, the John Lame Roth IRA, the Susan K. Lame IRA, and the Susan Lame Roth IRA were acquired directly by these reporting persons. Shares of the Issuer are listed on the Nasdaq Capital Market under the symbol “LCNB”.

Item 4.	Purpose of the Transaction

As specifically set forth herein, this Amendment No. 3 amends the Schedule 13D filed on July 30, 2021, as amended by the filing of Amendments No. 1 and No. 2, respectively, on October 21, 2021 and November 22, 2021. This Amendment No. 3 is being filed to reflect a change in the percentage of outstanding shares of the Issuer held by the Reporting Persons resulting from the additional 127,325 shares acquired by the Reporting Persons through open-market purchases. The Reporting Persons’ beneficial ownership increased by 1.02% of the outstanding shares of the

CUSIP No. 50181P100

Issuer from that previously reported. As of the Schedule 13D Amendment No. 2 filing date, the Reporting Persons collectively owned 900,000 shares of the Issuer’s common stock, which represented 7.24% of the outstanding shares of the Issuer.    With ownership of 1,027,325 shares reported in this Amendment No. 3, the percentage of outstanding shares of the Issuer that the Reporting Persons’ holdings represent has increased to 8.26%, causing the need to file this Amendment No. 3.

The Reporting Persons reserve the right to purchase or otherwise acquire additional securities of the Issuer, or sell or otherwise dispose of any securities of the Issuer beneficially owned by them, in each case, in the open market or in privately negotiated transactions, to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (b) is hereby amended as follows:

(a) – (b)    According to the Issuer’s Form 10-Q filed with the SEC on November 3, 2021, there were 12,433,328 shares of the Issuer’s common stock outstanding on September 30, 2021.

The following list sets forth the aggregate number and percentage of outstanding shares of the Issuer’s common stock owned beneficially by each Reporting Person:

Name	No. of Shares		Percent of Class
John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018	695,000	(1)	5.59%
John C. Lame IRA	144,580	(2)	1.16%
John C. Lame Roth IRA	83,170	(2)	.67%
Susan K. Lame Roth IRA	48,450	(3)	.39%
Susan K. Lame IRA	56,125	(3)	.45%
TOTAL	1,027,325		8.26%

(1)	John C. Lame and Susan K. Lame are joint trustees and have shared investment and voting authority with respect to these shares.
(2)	John C. Lame has sole investment and voting authority with respect to these shares.
(3)	Susan K. Lame has sole investment and voting authority with respect to these shares.

(c) The Reporting Persons’ transactions in the Issuer’s common stock in the past 60 days consist of the following purchases.

Since Amendment No. 2 was filed on November 22, 2021, the following open-market transactions were effected by the Trust during the past sixty (60) days:

Trade Date	Buy/Sell	Number of Shares	Price Per Share
1/19/2022	Buy	1520	$19.67
1/19/2022	Buy	50	$19.75
1/19/2022	Buy	499	$19.77
1/19/2022	Buy	2251	$19.78

CUSIP No. 50181P100

1/19/2022	Buy	200	$19.79
1/19/2022	Buy	100	$19.80
1/19/2022	Buy	184	$19.83
1/19/2022	Buy	98	$19.84
1/19/2022	Buy	618	$19.87
12/31/2021	Buy	8900	$19.65
12/31/2021	Buy	1000	$19.63
12/31/2021	Buy	1000	$19.40
12/31/2021	Buy	1000	$19.49
12/31/2021	Buy	100	$19.59
12/31/2021	Buy	1000	$19.69

Since Amendment No. 2 was filed on November 22, 2021, the following open-market transactions were effected by the John Lame IRA during the past sixty (60) days:

Trade Date	Buy/Sell	Number of Shares	Price Per Share
12/20/2021	Buy	1100	$18.98
12/20/2021	Buy	160	$19.13
12/20/2021	Buy	100	$19.19
12/20/2021	Buy	344	$19.20
12/20/2021	Buy	76	$19.24
11/30/2021	Buy	1000	$19.00
11/30/2021	Buy	2000	$19.21
11/29/2021	Buy	306	$19.78
11/29/2021	Buy	194	$19.81
11/29/2021	Buy	200	$19.83
11/29/2021	Buy	100	$19.84
11/29/2021	Buy	300	$19.88
11/29/2021	Buy	10	$19.89
11/29/2021	Buy	2414	$19.90
11/29/2021	Buy	300	$19.91
11/29/2021	Buy	860	$19.92
11/29/2021	Buy	180	$19.96
11/29/2021	Buy	436	$19.97
11/29/2021	Buy	400	$19.98
11/29/2021	Buy	200	$19.99
11/29/2021	Buy	14100	$20.00
11/26/2021	Buy	100	$19.97
11/26/2021	Buy	1000	$19.98
11/26/2021	Buy	150	$20.00
11/26/2021	Buy	1050	$20.01
11/26/2021	Buy	8700	$20.10
11/24/2021	Buy	20	$19.58
11/24/2021	Buy	2	$19.61
11/24/2021	Buy	600	$19.71

CUSIP No. 50181P100

11/24/2021	Buy	100	$19.72
11/24/2021	Buy	500	$19.73
11/24/2021	Buy	1819	$19.74
11/24/2021	Buy	168	$19.75
11/24/2021	Buy	1080	$19.80
11/24/2021	Buy	1	$19.81
11/24/2021	Buy	50	$19.88
11/24/2021	Buy	334	$19.95
11/24/2021	Buy	6684	$19.96
11/24/2021	Buy	2201	$19.97
11/24/2021	Buy	2441	$20.00
11/24/2021	Buy	400	$20.16
11/24/2021	Buy	17	$20.20
11/24/2021	Buy	1356	$20.38
11/24/2021	Buy	2564	$20.39
11/24/2021	Buy	100	$20.43
11/24/2021	Buy	300	$20.46
11/24/2021	Buy	700	$20.59
11/24/2021	Buy	120	$20.60
11/24/2021	Buy	50	$20.64
11/24/2021	Buy	200	$20.65
11/24/2021	Buy	1060	$20.66
11/24/2021	Buy	205	$20.67
11/24/2021	Buy	928	$20.69
11/22/2021	Buy	27	$19.49
11/22/2021	Buy	700	$19.51
11/22/2021	Buy	999	$19.52
11/22/2021	Buy	4	$19.53
11/22/2021	Buy	18	$19.55
11/22/2021	Buy	11	$19.56
11/22/2021	Buy	869	$19.57
11/22/2021	Buy	2372	$19.58
11/22/2021	Buy	2500	$19.76
11/22/2021	Buy	58	$19.85
11/22/2021	Buy	100	$19.86
11/22/2021	Buy	300	$19.87
11/22/2021	Buy	1395	$19.88
11/22/2021	Buy	1100	$19.89
11/22/2021	Buy	1447	$19.92
11/22/2021	Buy	100	$19.98
11/22/2021	Buy	600	$19.99
11/22/2021	Buy	7400	$20.00

CUSIP No. 50181P100

Since Amendment No. 2 was filed on November 22, 2021, the following open-market transactions were effected by the John Lame Roth IRA during the past sixty (60) days:

Trade Date	Buy/Sell	Number of Shares	Price Per Share
12/20/2021	Buy	600	$18.98
12/20/2021	Buy	675	$19.06
12/20/2021	Buy	100	$19.10
12/20/2021	Buy	75	$19.13

Since Amendment No. 2 was filed on November 22, 2021, the following open-market transactions were effected by the Susan Lame Roth IRA during the past sixty (60) days:

Trade Date	Buy/Sell	Number of Shares	Price Per Share
12/20/2021	Buy	450	$19.06

Since Amendment No. 2 was filed on November 22, 2021, the following open-market transactions were effected by the Susan Lame IRA during the past sixty (60) days:

Trade Date	Buy/Sell	Number of Shares	Price Per Share
12/27/2021	Buy	1000	$20.11
12/27/2021	Buy	1000	$20.07
12/27/2021	Buy	140	$20.04
12/27/2021	Buy	860	$20.01
12/27/2021	Buy	100	$19.94
12/27/2021	Buy	200	$19.91
12/27/2021	Buy	700	$19.90
12/20/2021	Buy	1125	$19.06
12/17/2021	Buy	749	$19.80
12/17/2021	Buy	1000	$19.78
12/17/2021	Buy	225	$19.77
12/17/2021	Buy	26	$19.74
12/17/2021	Buy	388	$19.71
12/17/2021	Buy	13000	$19.65
12/17/2021	Buy	592	$19.60
12/17/2021	Buy	20	$19.54
12/17/2021	Buy	1000	$19.53
12/17/2021	Buy	884	$19.48
12/17/2021	Buy	77	$19.46
12/17/2021	Buy	39	$19.32
12/17/2021	Buy	791	$19.29
12/17/2021	Buy	209	$19.28
12/17/2021	Buy	1375	$19.27
12/17/2021	Buy	1101	$19.26
12/17/2021	Buy	132	$19.24
12/17/2021	Buy	392	$19.21

CUSIP No. 50181P100

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the shares.

(e) not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including,

but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement among John C. Lame IRA, John C. Lame Roth Contributory IRA, Susan K. Lame IRA, Susan K. Lame Roth Contributory IRA, and John C. Lame and Susan K. Lame as trustees of the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018.

CUSIP No. 50181P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2022

John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018

By:	/s/ John C. Lame
John C. Lame, Co-Trustee

By:	/s/ Susan K. Lame
Susan K. Lame, Co-Trustee

John C. Lame IRA

By:	/s/ John C. Lame
John C. Lame

John C. Lame Roth Contributory IRA

By:	/s/ John C. Lame
John C. Lame

Susan K. Lame IRA

By:	/s/ Susan K. Lame
Susan K. Lame

Susan K. Lame Roth Contributory IRA

By:	/s/ Susan K. Lame
Susan K. Lame